# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WPP PLC, CIK 0000806968
CUSIP: G9788D103
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: SEA CONTAINERS, 18 UPPER GROUND, LONDON, United Kingdom (X0), SE1 9GL
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000318989

## Reporting persons
- FIL Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Bermuda (D0); sole voting power 76,317,804; shared voting power 0; sole dispositive power 78,281,671; shared dispositive power 0; aggregate amount beneficially owned 78,281,671 (7.3% of the class)
- Pandanus Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 78,281,671; shared dispositive power 0; aggregate amount beneficially owned 78,281,671 (7.3% of the class)
- Pandanus Associates, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 78,281,671; shared dispositive power 0; aggregate amount beneficially owned 78,281,671 (7.3% of the class)

## Item 1. Issuer
Name of issuer: WPP PLC
Address of issuer's principal executive offices: SEA CONTAINERS,18 UPPER GROUND,LONDON,X0,SE1 9GL

## Item 2. Person Filing
Name of person filing: FIL Limited
Address of principal business office or, if none, residence: Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19
Citizenship: Not applicable

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Please see Exhibit 99.

## Item 4. Ownership
Amount beneficially owned: 78281671.00
Percent of class: 7.3
Sole power to vote or to direct the vote: Please see the responses to Items 5 and 6 on the cover page.
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 78281671.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: One or more other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the COMMON STOCK of WPP PLC. No one other person's interest in the COMMON STOCK of WPP PLC is more than five percent of the total outstanding COMMON STOCK.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See attached Exhibit 99.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Please see Exhibit 99 for 13d-1(k) (1) agreement.

## Signatures
- FIL Limited: Stephanie J. Brown, Duly authorized under Power of Attorney effective as of December 19, 2022, by and on behalf of FIL Limited and its direct and indirect subsidiaries* (11/04/2025)
- Pandanus Partners, L.P.: Stephanie J. Brown, Duly authorized under Power of Attorney effective as of December 19, 2022, by Pandanus Associates, Inc. on behalf of Pandanus Partners, L.P.* (11/04/2025)
- Pandanus Associates, Inc.: Stephanie J. Brown, Duly authorized under Power of Attorney effective as of December 19, 2022, by and on behalf of Pandanus Associates, Inc.* (11/04/2025)
Comment: This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FIL Limited on January 31, 2023, accession number: 0000318989-23-000005.